

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2018

Alexey Margolin
Chief Executive Officer
Allena Pharmaceuticals, Inc.
One Newton Executive Park, Suite 202
Newton, MA 02462

>   **Re: Allena Pharmaceuticals, Inc.
>   Registration Statement on Form S-3
>   Filed December 3, 2018
>   File No. 333-228656**

Dear Dr. Margolin:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Dorrie Yale at 202-551-8776 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Healthcare & Insurance

cc: Daniel A. Lang